Exhibit 99.14

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED SEPTEMBER 30, 2025

480 - 1140 West Pender Street, Vancouver, BC, V6E 4G1

www.santacruzsilver.com

Table of Contents

Company Overview	4
2025 Third Quarter Highlights	5
Management Business Overview and Outlook	6
Selected Quarterly Production Results	7
Bolivar Mine Operating Results	11
Porco Mine Operating Results	13
Caballo Blanco Group Operating Results	14
San Lucas Group Operating Results	16
Zimapan Mine	18
Other Properties	19
Qualified Person and Technical Disclosures	19
Overview of Financial Results	20
Quarters ended September 30, 2025 and 2024	20
For the nine months ended September 30, 2025 and 2024	21
Summary of Quarterly Results	22
Liquidity, Capital Resources and Contractual Obligations	23
Liquidity	23
Off-balance Sheet Arrangements	24
Transactions with Related Parties	24
Subsequent Events	24
Material Accounting Estimates and Judgments	25
Accounting Policies Including Changes in Accounting Policies and Initial Adoption	25
Financial Instruments and Other Instruments	26
Outstanding Share Data	29
Internal Controls over Financial Reporting and Disclosure Controls and Procedures	29
Non-GAAP Measures	30
Cautionary Note Regarding Forward-looking Information	37
Additional Information	38

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

This Management’s Discussion and Analysis of results of operations and financial condition (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2025 and the notes thereto of Santacruz Silver Mining Ltd. (“the Company” or “Santacruz”) which have been prepared in accordance with IFRS Accounting Standards (“IFRS®”), as issued by the International Accounting Standards Board (“IASB”).

All dollar amounts are expressed in thousands of US dollars unless otherwise indicated. Unless otherwise noted, references to “C$” are to thousands of Canadian dollars, references to “MXN” are to thousands of Mexican pesos and references to “BOB” are to thousands of Bolivian bolivianos.

During the preparation of the of the audited annual financial statements for the year ended December 31, 2024, the Company identified several errors in the previously filed 2024 interim consolidated financial statements and the 2023 audited annual consolidated financial statements. The Company determined that a correction was required and as such, restated its previously reported consolidated financial statements as at December 31, 2023 and the consolidated statement of financial position as at January 1, 2023, refer to note 3 of the audited annual consolidated financial statements for the year ended December 31, 2024. The interim consolidated statement of income and statement of cash flows for the three and nine months ended September 30, 2024 have also been restated, refer to note 5 in the interim consolidated financial statements for details of the adjustments. Where applicable, previously reported figures in this MD&A have been updated to reflect the adjustments made as part of the restatement.

Certain amounts shown in this MD&A may not add exactly to total amounts due to rounding differences. Throughout this MD&A, the terms first quarter, second quarter, third quarter, fourth quarter and year to date are respectively used interchangeably with the terms Q1, Q2, Q3, Q4 and YTD.

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities regulation and should be read in conjunction with the “Risk Factors” and “Cautionary Note Regarding Forward-looking Information” section in this MD&A.

All information contained in this MD&A is current and has been approved by the Board of Directors of the Company as of November 26, 2025.

Company Overview

Santacruz was incorporated pursuant to the Business Corporations Act of British Columbia on January 24, 2011. The Company’s registered office is located at 1111 West Hastings Street, 15th Floor, Vancouver, British Columbia, Canada V6E 2J3. The Company is listed for trading on the TSX Venture Exchange (‘‘TSXV’’) under the symbol ‘‘SCZ’’.

The Company is engaged in the operation, acquisition, exploration and development of mineral properties in Latin America, with a primary focus on silver and zinc, but also including lead and copper. As at September 30, 2025, the Company had acquired ownership including mining concession rights to the following mineral properties:

Bolivia:

●	Sinchi Wayra (“Sinchi Wayra”), which consists of the following mineral properties and businesses located in Bolivia:

○	the Caballo Blanco Group which includes the Tres Amigos and Colquechaquita mines (the “Caballo Blanco Group” or “Caballo Blanco”) and the Don Diego processing plant (the “Don Diego Processing Plant” or “Don Diego”), which processes production from the Caballo Blanco Group as well as toll milling from the San Lucas feed sourcing business;

○	the Soracaya exploration project (the “Soracaya Project” or “Soracaya”); and

○	the San Lucas Group which includes the San Lucas feed sourcing and trading business and the Reserva mine (the “San Lucas Group” or “San Lucas”).

●	Illapa (“Illapa”), with its operations held under an association agreement with Corporación Minera de Bolivia (“COMIBOL”) a Bolivian state-owned entity comprising:

○	the Bolivar mine (the “Bolivar Mine” or “Bolivar”) and process plant complex; and

○	the Porco mine (the “Porco Mine” or “Porco”) and process plant complex.

Mexico:

○	The Zimapan mine (the “Zimapan Mine” or “Zimapan”) and processing plant located in Hidalgo, Mexico;

○	The La Pechuga Property and the Santa Gorgonia Prospect, which are exploration properties located in Mexico.

Management has assessed the nature of its interest in the Illapa Business and determined it to be a joint operation. The Company records its 45% interest in the assets, liabilities, revenues and expenses of the Illapa Business in its consolidated financial statements. The Company is solely responsible for certain transactions made by the Illapa business, and for these transactions, the assets, liabilities, revenues and expenses are recognized at 100% in the Company’s Financial Statements and result in balances payable to or owed from COMIBOL for its share of the joint operation. The Company is the operator of the Illapa Business and as such the chief executive officer and executive management team review the Bolivar and Porco operating and financial information on a 100% basis. The Company reports its segment information on a 100% basis with respect to Bolivar and Porco together with an elimination column representing COMIBOL’s 55% interest (refer to Note 22 of the unaudited interim consolidated financial statements).

In this MD&A, operational information for Bolivar and Porco is presented at 100%. Readers of this MD&A are cautioned that although in the operating section of this MD&A the Company reports 100% of the production and sales information, the Company records 45% of the assets, liabilities, revenues and expenses in its consolidated financial statements. In contrast to the operational information, all financial information presented in this MD&A is reported showing 45% of the assets, liabilities, revenues and expenses which coincides with the information presented in the audited consolidated financial statements.

From the acquisition of the Bolivian operations through to December 2024, the Company has used the official fixed rate of 6.96 BOB/USD to record transactions denominated in BOB. Commencing January 1, 2025, the Company has been recording transactions denominated in Bolivian Bolivianos (BOB) using a spot rate determined by an estimation technique instead of the official rate. The Company believes this methodology for calculating the foreign exchange from BOB to USD is a more accurate representation of the current economic conditions in Bolivia. The average rate determined by using the new valuation technique for the nine months ended September 30, 2025 was 12.6867 BOB/USD. All monetary assets and liabilities outstanding as at September 30, 2025 have been revalued using a spot rate of 11.95 BOB/USD.

In the third quarter of 2024, the Company changed its business process and began feeding all of the Reserva mine’s ore to the San Lucas feed sourcing business instead of combining it with the ore from other mines in the Caballo Blanco Group. To reflect the change in business process, the operating segments were updated in Q3 2024 to present the results of the Reserva mine as part of the San Lucas Group, comparative information from previous periods has not been updated and the results of the Reserva mine are still presented as part of the Caballo Blanco Group.

2025 Third Quarter Highlights

	2025 Q3	2025 Q2	Change Q3 vs Q2	2024 Q3 Restated (6)	Change ‘25 Q3 vs ‘24 Q3	2025 YTD	2024 YTD Restated (6)	Change ‘25 YTD vs ‘24 YTD
Operational
Material Processed (tonnes milled)	486,585	480,863	1%	491,260	(1%)	1,439,221	1,462,764	(2%)
Silver Equivalent Produced (ounces) (1)	3,424,817	3,547,054	(3%)	4,033,214	(15%)	10,660,000	12,075,966	(12%)
Silver Ounces Produced	1,241,929	1,423,081	(13%)	1,703,387	(27%)	4,255,073	4,956,694	(14%)
Zinc Tonnes Produced	21,581	21,148	2%	23,143	(7%)	63,449	71,042	(11%)
Lead Tonnes Produced	2,603	2,773	(6%)	3,027	(14%)	8,094	8,888	(9%)
Copper Tonnes Produced	331	229	45%	270	23%	839	809	4%
Silver Equivalent Sold (payable ounces) (2)	2,474,103	2,993,136	(17%)	3,601,754	(31%)	8,526,795	10,636,832	(20%)
Cash Cost of Production per Tonne (3)	100.11	81.95	22%	110.50	(9%)	85.23	99.66	(14%)
Cash Cost per Silver Equivalent Ounce Sold ($/oz) (3)	28.62	19.48	47%	22.38	28%	21.54	21.74	(1%)
All-in Sustaining Cash Cost per Silver Equivalent Ounce Sold ($/oz) (3)	35.62	22.95	55%	27.40	30%	26.41	25.53	3%
Average Realized Price per Ounce of Silver Equivalent Sold ($/oz) (2) (3) (4)	40.13	32.37	24%	29.86	34%	34.43	27.75	24%
Financial
Revenues	79,989	73,295	9%	78,244	2%	223,598	201,318	11%
Gross Profit	20,166	25,288	(20%)	15,721	28%	73,313	31,976	129%
Net Income	16,344	20,977	(22%)	17,534	(7%)	46,772	151,642	(69%)
Net Earnings) Per Share - Basic ($/share)	0.05	0.06	(17%)	0.03	67%	0.13	0.41	(68%)
Adjusted EBITDA (3)	19,509	26,770	(27%)	14,960	30%	73,795	29,608	149%
Cash and Cash Equivalent	40,018	39,997	0%	18,242	119%	40,018	18,242	119%
Working Capital	69,208	60,295	15%	24,191	186%	69,208	24,191	186%

Year to Date Production Summary - By Mine

	Bolivar (5)	Porco (5)	Caballo Blanco Group	San Lucas Group	Zimapan	Total
Material Processed (tonnes milled)	169,181	143,815	171,642	282,218	670,364	1,439,221
Silver Equivalent Produced (ounces) (1)	1,808,427	1,047,058	2,052,152	2,785,374	2,966,990	10,660,000
Silver Ounces Produced	857,653	318,439	902,576	941,528	1,234,877	4,255,073
Zinc Tonnes Produced	10,394	7,948	11,654	19,690	13,763	63,449
Lead Tonnes Produced	487	396	1,804	1,565	3,843	8,094
Copper Tonnes Produced	N/A	N/A	N/A	N/A	839	839
Average head grades per mine:
Silver (g/t)	176	82	176	124	78	111
Zinc (%)	6.72	5.82	7.24	7.78	2.69	5.02
Lead (%)	0.41	0.39	1.28	0.88	0.73	0.75
Copper (%)	N/A	N/A	N/A	N/A	0.26	0.26
Metal recovery per mine:
Silver (%)	89	83	93	83	74	81
Zinc (%)	91	94	94	90	76	85
Lead (%)	70	69	82	63	79	74
Copper (%)	N/A	N/A	N/A	N/A	48	48
Silver Equivalent Sold (payable ounces) (2)	1,604,966	850,689	1,643,070	2,106,449	2,321,622	8,526,795

Notes for both tables above:

(1)	Silver Equivalent Produced (ounces) have been calculated using prices of $31.41/oz, $2,775.53/ton, $2,085.90/ton and $9,762.69/ton for silver, zinc, lead and copper respectively applied to the metal production divided by the silver price as stated here.

(2)	Silver Equivalent Sold (payable ounces) have been calculated using the Average Realized Price per Ounce of Silver Equivalent Sold stated in the table above, applied to the payable metal content of the concentrates sold from Bolivar, Porco, the Caballo Blanco Group, San Lucas Group and Zimapan.

(3)	The Company reports non-GAAP measures, which include Cash Cost of Production per Tonne, Cash Cost per Silver Equivalent Ounce Sold, All-in Sustaining Cash Cost per Silver Equivalent Ounce Sold, Average Realized Price per Ounce of Silver Equivalent Sold, and Adjusted EBITDA. These measures are widely used in the mining industry as a benchmark for performance but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. See ‘‘Non-GAAP Measures’’ section below for definitions.

(4)	Average Realized Price per Ounce of Silver Equivalent Sold is prior to all treatment, smelting and refining charges.

(5)	Bolivar and Porco are presented at 100% whereas the Company records 45% of revenues and expenses in its consolidated financial statements.

(6)	The revenues, gross profit, net loss, net loss per share, Adjusted EBITDA, and working capital were restated as a result of corrections made to the 2024 comparatives. Refer to Note 5 of the consolidated interim financial statements for further details and impacts of the restatement.

Management Business Overview and Outlook

Debt Reduction and Restructuring:

On September 5, 2025 the Company made the final installment payment to Glencore extinguishing the Base Purchase Price obligation for the acquisition of the Company’s Bolivian operations. The company paid a total of $40,000 exercising the accelerated payment option which settled the $80,000 liability in full.

Bolivian Operations:

Our Bolivian operations will continue to follow the 2025 mine plan, which prioritizes accessing zones with higher silver grades and reinforcing operational efficiency across mining and milling. As part of this plan, we are managing a localized flooding event that affected two areas of the Bolívar mine. The situation is fully under control, and a structured dewatering program is underway. We expect to progressively resume access to these zones starting in Q1-2026. Our strategy remains anchored on two core pillars: optimizing mining costs and improving metal recoveries in our processing plants.

Mexican Operations:

In 2025, the Zimapán operations will continue to benefit from the capital investments executed in 2024, supporting higher production levels and improved productivity. The mine has already begun extracting material from Level 960, with monthly production ranging between 10,000 and 14,000 tonnes since August, and output from this level is expected to increase steadily over the coming quarters. Cost optimization strategies will remain in place, maintaining a balanced approach between production growth and operational efficiency. Recent process improvements have already shown positive results, and management will continue to implement improvements. The Company is also continuing to focus on portfolio-wide synergies to strengthen integration, streamline processes, and drive sustainable improvements in both operational output and financial performance.

Selected Quarterly Production Results

	2025 Q3	2025 Q2	2025 Q1	2024 Q4	2024 Q3	2024 Q2	2024 Q1	Change Q3 vs Q2	Change ‘25 Q3 vs ‘24 Q3
Material Processed (tonnes milled)
Bolivar (4)	52,023	54,803	62,356	69,411	70,271	72,151	72,802	(5%)	(26%)
Porco (4)	49,161	49,152	47,501	53,702	48,714	51,307	50,862	0%	1%
Caballo Blanco Group	62,221	57,773	51,648	60,776	58,374	83,661	72,462	8%	7%
San Lucas Group	100,550	94,973	86,695	92,369	96,160	83,900	69,221	6%	5%
Zimapan	222,629	224,162	223,573	216,883	217,741	209,736	205,402	(1%)	2%
Total	486,584	480,863	471,773	493,141	491,260	500,755	470,749	1%	(1%)

Silver Equivalent Produced (ounces) (1)
Bolivar (4)	420,612	601,516	786,299	920,614	905,862	904,204	899,355	(30%)	(54%)
Porco (4)	318,694	360,841	367,523	423,387	417,690	454,364	466,900	(12%)	(24%)
Caballo Blanco Group	707,465	685,479	659,208	798,976	646,605	832,229	740,895	3%	9%
San Lucas Group	986,403	940,457	858,514	992,949	1,052,528	1,026,334	878,182	5%	(6%)
Zimapan	991,643	958,761	1,016,585	961,401	1,010,529	949,233	891,056	3%	(2%)
Total	3,424,817	3,547,054	3,688,129	4,097,327	4,033,214	4,166,364	3,876,388	(3%)	(15%)

Silver Ounces Produced
Bolivar (4)	132,146	304,468	421,040	491,378	483,300	427,665	425,756	(57%)	(73%)
Porco (4)	92,001	105,901	120,537	145,585	171,972	151,258	176,436	(13%)	(47%)
Caballo Blanco Group	294,524	294,786	313,266	368,822	248,605	318,520	284,810	(0%)	18%
San Lucas Group	326,873	319,634	295,021	329,760	354,877	364,607	294,998	2%	(8%)
Zimapan	396,385	398,292	440,199	426,141	444,634	409,309	399,949	(0%)	(11%)
Total	1,241,929	1,423,081	1,590,063	1,761,686	1,703,388	1,671,359	1,581,949	(13%)	(27%)

Zinc Tonnes Produced
Bolivar (4)	3,186	3,225	3,983	4,611	4,553	5,168	5,063	(1%)	(30%)
Porco (4)	2,488	2,786	2,674	2,983	2,626	3,276	3,160	(11%)	(5%)
Caballo Blanco Group	4,131	3,974	3,549	4,455	4,117	5,331	4,703	4%	(0%)
San Lucas Group	7,032	6,643	6,015	7,089	7,525	7,150	6,279	6%	(7%)
Zimapan	4,744	4,520	4,498	4,219	4,322	4,127	3,642	5%	10%
Total	21,581	21,148	20,719	23,357	23,143	25,052	22,847	2%	(7%)

Lead Tonnes Produced
Bolivar (4)	104	182	201	327	305	300	395	(43%)	(66%)
Porco (4)	103	132	161	215	206	205	169	(22%)	(50%)
Caballo Blanco Group	722	595	486	549	515	641	611	21%	40%
San Lucas Group	575	509	481	554	493	450	427	13%	17%
Zimapan	1,099	1,355	1,389	1,287	1,508	1,312	1,351	(19%)	(27%)
Total	2,603	2,773	2,718	2,932	3,027	2,908	2,953	(6%)	(14%)

Copper Tonnes Produced
Zimapan	331	229	279	248	270	284	256	45%	23%
Total	331	229	279	248	270	284	256	45%	23%

Silver Equivalent Sold (payable ounces) (2)
Bolivar (4)	281,420	586,851	736,696	777,765	730,460	775,682	1,014,743	(52%)	(61%)
Porco (4)	242,697	254,284	353,708	345,675	410,617	365,176	419,231	(5%)	(41%)
Caballo Blanco Group	530,408	596,038	516,624	629,937	708,726	688,391	573,346	(11%)	(25%)
San Lucas Group	719,714	774,550	612,185	847,411	846,455	715,135	754,910	(7%)	(15%)
Zimapan	699,865	781,413	840,343	852,103	905,497	857,755	870,708	(10%)	(23%)
Total	2,474,104	2,993,136	3,059,556	3,452,891	3,601,755	3,402,139	3,632,938	(17%)	(31%)

Selected Quarterly Production Results (continued)

	2025 Q3	2025 Q2	2025 Q1	2024 Q4	2024 Q3(5)	2024 Q2(5)	2024 Q1(5)	Change Q3 vs Q2	Change ‘25 Q3 vs ‘24 Q3
Cash Cost of Production per Tonne (3)
Bolivar (4)	139.93	94.96	81.19	121.19	135.61	120.01	112.94	47%	3%
Porco (4)	90.27	66.26	69.14	97.39	119.35	114.53	92.96	36%	(24%)
Caballo Blanco Group (4)	69.44	54.70	56.27	76.15	107.55	96.27	113.94	27%	(35%)
San Lucas Group	191.05	130.84	101.64	234.29	200.18	134.50	156.51	46%	(5%)
Zimapan	60.47	68.52	64.75	57.80	61.59	65.57	57.60	(12%)	(2%)
Total	100.11	81.95	73.22	106.35	110.50	95.11	93.19	22%	(9%)

Cash Cost per Silver Equivalent Ounce Sold (3)
Bolivar (4)	34.51	14.86	13.50	18.65	20.41	18.90	17.43	132%	69%
Porco (4)	29.76	19.78	16.60	24.84	24.54	24.41	21.59	50%	21%
Caballo Blanco Group (4)	18.32	10.85	12.66	16.40	19.77	21.15	27.79	69%	(7%)
San Lucas Group	34.40	21.37	17.34	28.30	25.55	22.73	22.04	61%	35%
Zimapan	27.74	27.56	25.70	23.34	22.08	22.50	20.29	1%	26%
Total	28.62	19.48	17.84	22.38	22.38	21.66	21.19	47%	28%

All-in Sustaining Cash Cost per Silver Equivalent Ounce Sold (3)
Bolivar (4)	50.89	17.55	16.79	22.17	26.75	18.64	19.51	190%	90%
Porco (4)	36.30	22.35	19.63	31.61	29.65	25.22	24.16	62%	22%
Caballo Blanco Group (4)	22.34	13.87	14.78	19.60	21.75	26.21	31.60	61%	3%
San Lucas Group	38.57	23.69	19.16	34.22	26.43	22.86	22.28	63%	46%
Zimapan	34.50	32.35	34.32	27.13	27.07	27.62	22.59	7%	27%
Total	35.62	22.95	22.34	27.83	27.40	24.91	24.27	55%	30%

Underground development (m)	12,634	11,531	10,135	11,167	10,933	10,434	9,436	10%	16%
Core Drilling (m)	8,631	4,689	3,179	3,204	4,166	5,949	4,311	84%	107%

(1)	Silver Equivalent Produced (ounces) have been calculated using prices of $31.41/oz, $2,775.53/ton, $2,085.90/ton and $9,762.69/ton for silver, zinc, lead and copper respectively applied to the metal production divided by the silver price as stated here.

(2)	Silver Equivalent Sold (payable ounces) have been calculated using the Average Realized Price per Ounce of Silver Equivalent Sold in the Non-GAAP Measures section, applied to the payable metal content of the concentrates sold from Bolivar, Porco, the Caballo Blanco Group, San Lucas and Zimapan.

(3)	The Company reports non-GAAP measures, which include Cash Cost of Production per Tonne, Cash Cost per Silver Equivalent Ounce Sold, All-in Sustaining Cash Cost per Silver Equivalent Ounce Sold and Average Realized Price per Ounce of Silver Equivalent Sold. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. See ‘‘Non-GAAP Measures’’ section below for definitions.

(4)	Bolivar and Porco are presented at 100% whereas the Company records 45% of revenues and expenses in its consolidated financial statements.

(5)	Cost of sales in previously reported quarters of 2024 were restated as a result of corrections made to the prior year comparatives, the restatement of these amounts did not impact cash cost per tonne, cash cost per silver equivalent ounce or all-in sustaining cash cost per silver equivalent ounce because the restatement adjustments were non-cash or were related to a 45% Porco and Bolivar adjustment that is not applicable to the MD&A because results are presented on a 100% basis. Refer to Note 3 of the annual consolidated financial statements and note 5 of the interim consolidated financial statements for further details regarding the restatement.

Selected Quarterly Production Results (continued)

In the nine months ended 2025, the Company processed 1,439,221 tonnes of ore, producing 10,660,000 silver equivalent ounces. This total includes 4,255,073 ounces of silver and 63,449 tonnes of zinc. Full Q3 2025 production results were released in a news release dated November 03, 2025.

Q3 2025 vs Q2 2025

In Q3 2025, Santacruz maintained stable consolidated operations despite the full-quarter impact of the mid-May water inflow at the Bolívar mine, which continued to restrict access to the Pomabamba and Nané high-grade zones. Bolívar’s silver equivalent production declined quarter-over-quarter, driven by materially lower silver head grades (-53%) and reduced silver output (-57%), while dewatering and rehabilitation advanced with the commissioning of the fourth pumping line in September and the initiation of a fifth submersible line.

Despite the pressure at Bolívar, the rest of the portfolio delivered consistent results. Caballo Blanco increased milled tonnes and posted higher silver equivalent production, San Lucas contributed additional volume and supported stable plant utilization, and Zimapán delivered modest gains in silver equivalent output driven by stronger zinc grades. These operations helped absorb part of the temporary impact from Bolívar and supported overall quarterly performance.

Q3 2025 vs Q3 2024

Compared with Q3 2024, Santacruz´s consolidated production reflected the year over year impact of the Bolivar flooding event, which continued to limit access to silver high grade zones and resulted in lower silver output (-73%) and reduced silver equivalent production (-54%). Despite this, the company sustained a broadly resilient operating profile across it diversified asset base.

Outside of Bolívar, the portfolio showed solid year-over-year production. Caballo Blanco delivered higher production, supported by stronger grades and better recoveries. San Lucas continued to play a key role in sustaining throughput at the group level, while Zimapán operated consistently, posting higher zinc production supported by improved stope development and feed quality. These contributions helped moderate the impact from Bolívar and provided stability in the consolidated results relative to last year.

Cash Cost and All-in Sustaining Cost per Silver Equivalent Ounce Sold

Q3 2025 vs Q2 2025

Consolidated unit costs increased in Q3, mainly due to the ongoing situation at Bolívar mine and the appreciation of the Bolivian boliviano. The water inflow at Bolívar continued to limit access to high-grade zones and required sustained pumping and rehabilitation, driving Bolivar´s cash cost to $34.51/oz and AISC to $50.89/oz. At the consolidated level, cash cost rose to $28.62/oz and AISC to $35.62/oz.

The 31% appreciation of the boliviano during the quarter also increased USD-equivalent costs across all Bolivian operations. This currency movement reflects greater market confidence in the new government, which is positive for the broader business environment, although it raises costs when translated into USD.

At San Lucas, higher silver and zinc prices increased ore purchase costs in line with its margin-based sourcing model, where reported cost per ounce rises with metal prices but margins remain stable.

In Mexico, Zimapán recorded only a modest increase in costs quarter-over-quarter, with cash cost up 1% and AISC up 7%, reflecting scheduled mine and plant investments aimed at improving metallurgical recoveries.

Selected Quarterly Production Results (continued)

Q3 2025 vs Q3 2024

Compared to Q3 2024, consolidated AISC increased to $35.62/oz from $24.27/oz, largely driven by Bolívar, where the impact of the water inflow and ongoing recovery work pushed AISC to $50.89/oz. The stronger boliviano also elevated USD-equivalent operating costs year-over-year, again reflecting the improved political outlook following the change in government.

At San Lucas, higher silver and zinc prices increased ore purchase costs in line with its margin-based sourcing model, where reported cost per ounce rises with metal prices but margins remain stable.

Zimapán posted a more notable year-over-year increase, with cash cost rising 19% and AISC 27%, consistent with ongoing mine development at level 960 and plant upgrades intended to improve recoveries.

Bolivar Mine Operating Results

Bolivar Production Table (3)	2025 Q3	2025 Q2	Change Q3 vs Q2	2024 Q3	Change Q3 vs Q3	2025 YTD	2024 YTD	Change ‘25 YTD vs ‘24 YTD
Material Processed (tonnes milled)	52,023	54,803	(5%)	70,271	(26%)	169,181	215,223	(21%)
Silver Equivalent Produced (ounces) (1)	420,612	601,516	(30%)	905,862	(54%)	1,808,427	2,709,422	(33%)
Silver Equivalent Sold (payable ounces) (2)	281,420	586,851	(52%)	730,460	(61%)	1,604,966	2,520,885	(36%)

Production
Silver (ounces)	132,146	304,468	(57%)	483,300	(73%)	857,653	1,336,720	(36%)
Zinc (tonnes)	3,186	3,225	(1%)	4,553	(30%)	10,394	14,784	(30%)
Lead (tonnes)	104	182	(43%)	305	(66%)	487	999	(51%)

Average Grade
Silver (g/t)	89	190	(53%)	231	(62%)	176	212	(17%)
Zinc (%)	6.61	6.52	1%	7.19	(8%)	6.72	7.57	(11%)
Lead (%)	0.31	0.44	(29%)	0.61	(49%)	0.41	0.64	(36%)

Metal Recovery
Silver (%)	89	91	(2%)	93	(4%)	89	91	(2%)
Zinc (%)	93	90	3%	90	3%	91	91	1%
Lead (%)	64	75	(15%)	71	(10%)	70	72	(4%)

Cash Cost of Production per Tonne ($/t) (4)	139.93	94.96	47%	135.61	3%	103.71	122.71	(15%)
Cash Cost per Silver Equivalent Ounce Sold ($/oz) (4)	34.51	14.86	132%	20.41	69%	17.68	18.75	(6%)
All-in Sustaining Cash Cost per Silver Equivalent Ounce Sold ($/oz) (4)	50.89	17.55	190%	26.75	90%	23.05	21.34	8%

(1)	Silver Equivalent Produced (ounces) have been calculated using prices of $31.41/oz, $2,775.53/ton and $2,085.90/ton for silver, zinc and lead respectively applied to the metal production divided by the silver price as stated here.

(2)	Silver Equivalent Sold (payable ounces) have been calculated using the Average Realized Price per Ounce of Silver Equivalent Sold applied to the payable metal content of the concentrates sold from the Bolivar, Porco, the Caballo Blanco Group, and San Lucas in 2024.

(3)	Bolivar is presented at 100% whereas the Company records 45% of revenues and expenses in its consolidated financial statements.

(4)	The Company reports non-GAAP measures, which include Cash Cost of Production per Tonne, Cash Cost per Silver Equivalent Ounce Sold and All-in Sustaining Cash Cost per Silver Equivalent Ounce Sold. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” section below for definitions.

The Bolivar Mine has been active for more than 200 years. The current mine complex consists of an underground mine, 1,100 t/d milling facility, tailings storage facility, maintenance workshop, shaft-winder, water treatment plants, supplies warehouse, main office, hospital, and camp.

The Bolivar mine operates in two main areas: the Central Zone, an extension of the original ore deposit that runs deeper, and the Rosario Zone, a parallel area with its own separate entrance.

Currently the mine produces about 19,000 tonnes of ore per month, and 840 meters of combined primary and secondary development each month. At the same time, ore from the San Lucas feed sourcing business is providing production flexibility and allowing the mill to operate efficiently.

The Bolívar mill has operated continuously since 1993, receiving feed from two main sources: the Bolívar Mine, which supplies approximately 70%, and toll feed sourced through the San Lucas feed sourcing business, contributing the remaining 30%. The mill processes each feed type separately, enabling precise analysis and reporting for each. Different reagent strategies are applied to each source due to the presence of pyrrhotite in the San Lucas feed, which is generally absent in the Bolívar mine feed.

Bolivar Mine Operating Results (continued)

Q3 2025 vs Q2 2025

In Q3 2025, Bolívar’s performance reflected the ongoing impact of the water inflow event that occurred in mid-May 2025 and continued to restrict access to the high silver head grade Pomabamba and Nané areas. Silver equivalent production decreased (-30%) due to lower silver head grade (-53%) and reduced silver output (-57%). Rehabilitation and dewatering advanced steadily during the quarter, with the fourth pumping line commissioned in September 2025, increasing total capacity and enabling a gradual reduction in water levels. In parallel, installation of the fifth submersible pumping line began in mid-October, to accelerate recovery efforts and restore full access to the high silver head grade Pomabamba zone, where production is expected to resume in February 2026. The installation schedule experienced a delay due to logistics related to the delivery of the purchased water pumps. Additionally, drilling above Level 340 began in October 2025 to expand resources toward the southern extension of Pomabamba.

Q3 2025 vs Q3 2024

On a year-over-year basis, Bolívar’s performance remained constrained by restricted access to Pomabamba following the May flooding event, with silver equivalent production down (-54%), silver head grade (-62%), recoveries (-4%), and silver production (-73%) all declining. Progress on dewatering continued, with the fifth pumping line expected to be fully operational by year-end, enabling access to the Pomabamba South vein, which contains reserves with high silver head grades, averaging 309 g/t Ag. Production from this area is expected to resume in February 2026, significantly improving Bolívar’s overall silver grade profile.

Porco Mine Operating Results

Porco Production Table (3)	2025 Q3	2025 Q2	Change Q3 vs Q2	2024 Q3	Change Q3 vs Q3	2025 YTD	2024 YTD	Change ‘25 YTD vs ‘24 YTD
Material Processed (tonnes milled)	49,161	49,152	(0%)	48,714	1%	145,815	150,883	(3%)
Silver Equivalent Produced (ounces) (1)	318,694	360,841	(12%)	417,690	(24%)	1,047,058	1,338,954	(22%)
Silver Equivalent Sold (payable ounces) (2)	242,697	254,284	(5%)	410,617	(41%)	850,689	1,195,024	(29%)

Production
Silver (ounces)	92,001	105,901	(13%)	171,972	(47%)	318,439	499,666	(36%)
Zinc (tonnes)	2,488	2,786	(11%)	2,626	(5%)	7,948	9,062	(12%)
Lead (tonnes)	103	132	(22%)	206	(50%)	396	581	(32%)

Average Grade
Silver (g/t)	71	79	(10%)	133	(47%)	82	122	(33%)
Zinc (%)	5.43	6.03	(10%)	5.74	(5%)	5.82	6.42	(9%)
Lead (%)	0.30	0.41	(27%)	0.55	(45%)	0.39	0.51	(23%)

Metal Recovery
Silver (%)	82	85	(3%)	83	(0%)	83	84	(2%)
Zinc (%)	93	94	(1%)	94	(1%)	94	94	(0%)
Lead (%)	69	65	6%	78	(11%)	69	75	(8%)

Cash Cost of Production per Tonne ($/t) (4)	90.27	66.26	36%	119.35	(24%)	75.29	108.81	(31%)
Cash Cost per Silver Equivalent Ounce Sold ($/oz) (4)	29.76	19.78	50%	24.54	21%	21.30	23.47	(9%)
All-in Sustaining Cash Cost per Silver Equivalent Ounce Sold ($/oz) (4)	36.30	22.35	62%	29.65	22%	25.20	26.37	(4%)

(1)	Silver Equivalent Produced (ounces) have been calculated using prices of $31.41/oz, $2,775.53/ton and $2,085.90/ton for silver, zinc and lead respectively applied to the metal production divided by the silver price as stated here

(2)	Silver Equivalent Sold (payable ounces) have been calculated using the Average Realized Price per Ounce of Silver Equivalent Sold applied to the payable metal content of the concentrates sold from the Bolivar, Porco, the Caballo Blanco Group, and San Lucas in 2024.

(3)	Porco is presented at 100% whereas the Company records 45% of revenues and expenses in its consolidated financial statements.

(4)	The Company reports non-GAAP measures, which include Cash Cost of Production per Tonne, Cash Cost per Silver Equivalent Ounce Sold and All-in Sustaining Cash Cost per Silver Equivalent Ounce Sold. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” section below for definitions

The Porco Mine has been in operation for nearly 500 years. The complex consists of an underground mine, milling facility, maintenance workshop, tailing storage facility, water treatment plant, supplies warehouse, main office, two hospitals and Yancaviri Camp.

The mine produces approximately 17,000 tonnes of ore, and on average realizes 600 meters of total development per month. The mine is comprised of two production areas. Hundimiento uses long hole mechanized mining methods to exploit the deeper extension of the primary vein complex, and the Central zone which is conventionally mined using more selective shrinkage stoping. The milling facility is sourced by the mine feed (approximately 60%), and the toll feed from the San Lucas feed sourcing business (40%).

Q3 2025 vs Q2 2025

Porco, the Company’s predominantly zinc underground mine, reported an 11% decrease in zinc production compared to the previous quarter, mainly due to a 10% decline in zinc head grade. Throughput remained steady and zinc recoveries were stable at 93%, supported by ongoing metallurgical optimization and consistent plant performance. Silver output declined, as operations continued to target zinc-rich zones consistent with Porco’s production focus.

Q3 2025 vs Q3 2024

Porco recorded a 5% year-over-year decrease in zinc production, reflecting slightly lower zinc grades and stable throughput levels. Zinc recoveries remained strong (93%), demonstrating solid process control and operational efficiency. The mine plan during 2025 prioritized zinc-dominant zones with lower silver content, resulting in a reduction (-47%) in silver production compared to Q3 2024. Overall, Porco continues to perform as a reliable zinc-producing asset, maintaining stable operations and strong metallurgical performance.

Caballo Blanco Group Operating Results

Caballo Blanco Group Production Table	2025 Q3	2025 Q2	Change Q3 vs Q2	2024 Q3	Change Q3 vs Q3	2025 YTD	2024 YTD	Change ‘25 YTD vs ‘24 YTD
Material Processed (tonnes milled)	62,221	57,773	8%	58,374	7%	171,642	214,497	(20%)
Silver Equivalent Produced (ounces) (1)	707,465	685,479	3%	646,605	9%	2,052,152	2,219,729	(8%)
Silver Equivalent Sold (payable ounces) (2)	530,408	596,038	(11%)	708,726	(25%)	1,643,070	1,970,463	(17%)

Production
Silver (ounces)	294,524	294,786	(0%)	248,605	18%	902,576	851,934	6%
Zinc (tonnes)	4,131	3,974	4%	4,117	(0%)	11,654	14,151	(18%)
Lead (tonnes)	722	595	21%	515	40%	1,804	1,767	2%

Average Grade
Silver (g/t)	160	168	(5%)	148	8%	176	138	27%
Zinc (%)	7.14	7.32	(2%)	7.56	(6%)	7.24	7.15	1%
Lead (%)	1.45	1.23	18%	1.16	25%	1.28	1.09	18%

Metal Recovery
Silver (%)	92	94	(2%)	89	3%	93	90	4%
Zinc (%)	93	94	(1%)	93	(0%)	94	92	2%
Lead (%)	80	84	(4%)	76	5%	82	75	8%

Cash Cost of Production per Tonne ($/t) (3)	69.44	54.70	27%	107.55	(35%)	60.51	105.31	(43%)
Cash Cost per Silver Equivalent Ounce Sold ($/oz) (3)	18.32	10.85	69%	19.77	(7%)	13.83	22.59	(39%)
All-in Sustaining Cash Cost per Silver Equivalent Ounce Sold ($/oz) (3)	22.34	13.87	61%	21.75	3%	16.89	26.18	(35%)

(1)	Silver Equivalent Produced (ounces) have been calculated using prices of $31.41/oz, $2,775.53/ton and $2,085.90/ton for silver, zinc and lead respectively applied to the metal production divided by the silver price as stated here.

(2)	Silver Equivalent Sold (payable ounces) have been calculated using the Average Realized Price per Ounce of Silver Equivalent Sold applied to the payable metal content of the concentrates sold from the Bolivar, Porco, the Caballo Blanco Group, and San Lucas in 2024.

(3)	The Company reports non-GAAP measures, which include Cash Cost of Production per Tonne, Cash Cost per Silver Equivalent Ounce Sold and All-in Sustaining Cash Cost per Silver Equivalent Ounce Sold. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” section below for definitions

Following a thorough examination of the Don Diego milling facility processing performance, Caballo Blanco Group made a strategic adjustment in Q3 to improve metal recovery and concentrate value. Previously, the milling facility handled ore from three mines: Colquechaquita, Tres Amigos, and Reserva. A recent evaluation revealed that processing a blend of ores exclusively from Colquechaquita and Tres Amigos at Don Diego significantly improved silver recovery in the lead concentrate. This enhancement adds greater value to the lead concentrate and generates additional revenue for the Company. The process modification is consistent with our goal of enhancing efficiencies by improving metal recoveries and concentrate value.

Ore from the Reserva mine will now be processed and blended with ore from the San Lucas ore sourcing business to improve overall operating efficiency. The initial results of this adjustment reveal significant gains in silver in lead concentrate recovery, prompting management to adopt this new processing approach as the standard going forward. This revised operational framework will help both Caballo Blanco and San Lucas achieve more consistent recovery performance and maximize the value of its mineral resources.

Caballo Blanco Group Mine Operating Results (continued)

Q3 2025 vs Q2 2025

Caballo Blanco’s production for the quarter benefited from higher milled tonnes (+8%), leading to a 3% increase in silver equivalent and stable silver production. The silver head grade declined moderately (-5%), resulting in a slight reduction in recoveries (-2%).

Q3 2025 vs Q3 2024

Compared with Q3 2024, Caballo Blanco’s operational improvements resulted in silver equivalent production up 9% and silver output up 18%, supported by annual silver head grade growth (+8%) and recoveries (+3%). These improvements reflect ongoing plant and mining optimizations. The 20% reduction in tonnes milled year to date compared to 2024 is due to the tonnage from the Reserva mine that is no longer being included in the group’s results in 2025 because Reserva’s production is now reported in the San Lucas Group.

San Lucas Group Operating Results

San Lucas Group Production Table	2025 Q3	2025 Q2	Change Q3 vs Q2	2024 Q3	Change Q3 vs Q3	2025 YTD	2024 YTD	Change ‘25 YTD vs ‘24 YTD
Material Processed (tonnes milled)	100,550	94,973	6%	96,160	5%	282,218	249,280	13%
Silver Equivalent Produced (ounces) (1)	986,403	940,457	5%	1,052,528	(6%)	2,785,374	2,957,043	(6%)
Silver Equivalent Sold (payable ounces) (2)	719,714	774,550	(7%)	846,455	(15%)	2,106,449	2,316,500	(9%)

Production
Silver (ounces)	326,873	319,634	2%	354,877	(8%)	941,528	1,014,482	(7%)
Zinc (tonnes)	7,032	6,643	6%	7,525	(7%)	19,690	20,954	(6%)
Lead (tonnes)	575	509	13%	493	17%	1,565	1,370	14%

Average Grade
Silver (g/t)	126	124	2%	135	(6%)	124	152	(18%)
Zinc (%)	7.86	7.81	1%	8.62	(9%)	7.78	9.21	(16%)
Lead (%)	0.90	0.90	(0%)	0.80	13%	0.88	0.87	2%

Metal Recovery
Silver (%)	80	85	(6%)	85	(6%)	83	84	(0%)
Zinc (%)	89	90	(1%)	91	(2%)	90	91	(2%)
Lead (%)	63	59	7%	64	(1%)	63	63	(1%)

Cash Cost of Production per Tonne ($/t) (3)	191.05	130.84	46%	200.18	(5%)	143.32	165.95	(14%)
Cash Cost per Silver Equivalent Ounce Sold ($/oz) (3)	34.40	21.37	61%	25.55	35%	24.65	23.54	5%
All-in Sustaining Cash Cost per Silver Equivalent Ounce Sold ($/oz) (3)	38.57	23.69	63%	26.43	46%	27.46	23.98	15%

(1)	Silver Equivalent Produced (ounces) have been calculated using prices of $31.41/oz, $2,775.53/ton and $2,085.90/ton for silver, zinc and lead respectively applied to the metal production divided by the silver price as stated here.

(2)	Silver Equivalent Sold (payable ounces) have been calculated using the Average Realized Price per Ounce of Silver Equivalent Sold applied to the payable metal content of the concentrates sold from the Bolivar, Porco, the Caballo Blanco Group, and San Lucas in 2024.

(3)	The Company reports non-GAAP measures, which include Cash Cost of Production per Tonne, Cash Cost per Silver Equivalent Ounce Sold and All-in Sustaining Cash Cost per Silver Equivalent Ounce Sold. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” section below for definitions.

The San Lucas feed sourcing business utilizes the excess production capacity of each of the milling facilities in Bolivia to produce concentrate. Feed is sourced from independent organized mining groups with whom San Lucas has negotiated agreements outlining methodology for valuation and purchase as well as validating the source of the feed and methods used in extraction. Once the ore material is sampled and the purchase is finalized, it is blended and processed. Starting from Q3 2024, the operating results of the Reserva mine are included in the San Lucas results because all ore produced by the Reserva mine is sold to the San Lucas feed sourcing business to achieve optimal recoveries.

Generally, the ore from the San Lucas feed sourcing business is campaigned through each milling facility and kept separate from mine feeds. Across the three milling facilities, the approximate distribution used by San Lucas to process third-party ore is 44% at Porco, 22% at Don Diego, and 34% at Bolívar. The feed volume and grade are variable and challenging to forecast; however, the consistent and fair business structure offered by our San Lucas feed sourcing business appeals to local miners. By working with a medium- to long-term perspective, we enhance the consistency of the ore, and additional agreements are currently being negotiated to increase feed sourced.

San Lucas Group Operating Results (continued)

Q3 2025 vs Q2 2025

San Lucas continued to play a strategic support role this quarter, with processed ore up 6%. Silver equivalent production increased (+5%), and silver output was up (+2%). The operation’s flexibility and reliable throughput helped offset the negative impacts of reduced volumes and grades at Bolívar, especially in the context of the ongoing rehabilitation and restricted access to silver high-grade areas. Slight head grade improvement (+2%) and steady recoveries (-6%) contributed to overall plant efficiency for the group.

Q3 2025 vs Q3 2024

On an annual basis, San Lucas’s support was crucial for sustaining group-level throughput and mitigating Bolívar’s production losses. Silver equivalent production slipped 6%, silver output declined 8%, and processed tonnes increased 5%. The modest drop in silver head grade (-6%) and recoveries (-6%) continued trends from previous quarters, but operational flexibility and the crucial support to Bolívar were key to maintaining stable results across Santacruz’s Bolivian operations.

Zimapan Mine

Zimapan Production Table	2025 Q3	2025 Q2	Change Q3 vs Q2	2024 Q3	Change Q3 vs Q3	2025 YTD	2024 YTD	Change ‘25 YTD vs ‘24 YTD
Material Processed (tonnes milled)	222,629	224,162	(1%)	217,741	2%	670,364	632,880	6%
Silver Equivalent Produced (ounces) (1)	991,643	958,761	3%	1,010,529	(2%)	2,966,990	2,850,819	4%
Silver Equivalent Sold (payable ounces) (2)	699,865	781,413	(10%)	905,497	(23%)	2,321,622	2,633,960	(12%)

Production
Silver (ounces)	396,385	398,293	(0%)	444,634	(11%)	1,234,877	1,253,893	(2%)
Zinc (tonnes)	4,744	4,521	5%	4,322	10%	13,763	12,092	14%
Lead (tonnes)	1,099	1,354	(19%)	1,508	(27%)	3,843	4,171	(8%)
Copper (tonnes)	331	229	45%	270	23%	839	809	4%

Average Grade
Silver (g/t)	77	77	(1%)	82	(6%)	78	81	(4%)
Zinc (%)	2.90	2.62	11%	2.58	12%	2.69	2.45	10%
Lead (%)	0.67	0.80	(17%)	0.77	(13%)	0.73	0.78	(6%)
Copper (%)	0.29	0.22	27%	0.29	(1%)	0.26	0.29	(12%)

Metal Recovery
Silver (%)	72	71	1%	78	(7%)	74	76	(3%)
Zinc (%)	73	77	(5%)	77	(5%)	76	78	(2%)
Lead (%)	74	76	(2%)	90	(18%)	79	85	(8%)
Copper (%)	52	45	15%	43	22%	48	44	11%

Cash Cost of Production per Tonne ($/t) (3)	60.47	68.52	(12%)	61.59	(2%)	64.59	61.62	5%
Cash Cost per Silver Equivalent Ounce Sold ($/oz) (3)	27.74	27.56	1%	22.08	26%	26.94	21.62	25%
All-in Sustaining Cash Cost per Silver Equivalent Ounce Sold ($/oz) (3)	34.50	32.35	7%	27.07	27%	33.71	25.77	31%

(1)	Silver Equivalent Produced (ounces) have been calculated using prices of $31.41/oz, $2,775.53/ton, $2,085.90/ton and $9,762.69/ton for silver, zinc, lead and copper respectively applied to the metal production divided by the silver price as stated here.

(2)	Silver Equivalent Sold (payable ounces) have been calculated using the Average Realized Price per Ounce of Silver Equivalent Sold applied to the payable metal content of the concentrates sold from Zimapan in 2024.

(3)	The Company reports non-GAAP measures, which include Cash Cost of Production per Tonne, Cash Cost per Silver Equivalent Ounce Sold and All-in Sustaining Cash Cost per Silver Equivalent Ounce Sold. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” section below for definitions.

The Zimapan operation produces feed from the Carrizal and Monte mines, which are connected by a 7.4-kilometre underground access and haulage tunnel which terminates at the San Francisco process plant. Mining methods used include long hole and cut and fill stoping. The plant processes about 72,000 tonnes per month and produces three concentrates using differential flotation. Tailings Storage Facility and other support facilities are located adjacent and downstream of the plant location.

Q3 2025 vs Q2 2025

Zimapan posted a 3% increase in silver equivalent output and a 5% rise in zinc, with lead down 19% and copper up 45% on steady throughput (+1%). Silver head grade and recoveries were stable (-1%), and production gains were driven by higher grades in zinc.

Q3 2025 vs Q3 2024

Year-on-year, Zimapan’s silver equivalent production declined (-2%), largely due to a decrease in silver head grade (-6%) and a decline in recoveries (-7%). Despite this, zinc was up 10% strengthened on targeted stope development and improvements in feed quality.

Other Properties

Soracaya is an approximately eight-hectare exploration asset located approximately 200 km south south-west of Potosi and 4.4 km from the San Vincente mine (owned by Pan American Silver). Verification of the resource to NI 43-101 standards is currently in progress as well as some claim maintenance work underground.

Qualified Person and Technical Disclosures

All scientific and technical disclosure contained in this MD&A was reviewed and approved by Garth Kirkham P.Geo. an independent consultant to the Company, is a qualified person under NI 43-101 and has approved the scientific and technical information contained within this news release.

Production at the Zimapan Mine is not supported by a feasibility study on mineral reserves demonstrating economic or technical viability or any other independent economic study under NI 43-101. Accordingly, there is increased uncertainty and higher economic and technical risks of failure associated with production operations at the Zimapan Mine. Production and economic variables may vary considerably due to the absence of a complete and detailed site analysis according to and in accordance with NI 43- 101. Project failure may adversely impact the Company’s future profitability.

Overview of Financial Results

Quarters ended September 30, 2025 and 2024

	2025 Q3	2024 Q3 Restated (1)	Change ‘25 Q3 vs ‘24 Q3

Revenues	79,989	78,244	2%

Mine operating costs
Cost of sales	(54,028)	(56,817)	(5%)
Depreciation, depletion and amortization	(5,795)	(5,705)	2%
Gross profit	20,166	15,722	28%

General and administrative expenses	(6,452)	(6,479)	(0%)
Share-based compensation expense	(761)	(113)	573%
Operating income	12,953	9,130	42%

Finance costs	(1,456)	(9,826)	(85%)
Foreign exchange gain	4,119	28,053	(85%)
Income before tax	15,616	27,357	(43%)

Income tax expense	728	(9,823)	(107%)
Net income for the period	16,344	17,534	(7%)

Other comprehensive income that may be reclassified subsequently to net income or loss:
Unrealized gain (loss) on marketable securities	112	-	(0%)
Currency translation differences	(280)	(5,173)	(95%)
Comprehensive income for the period	16,176	12.361	31%

Net income per share:
Basic	0.05	0.05
Diluted	0.04	0.05

Weighted average number of common shares:
Basic	360,024,448	355,703,581
Diluted	373,121,040	358,453,581

(1)	The financial results were restated as a result of corrections made to the 2024 comparatives. Refer to Note 5 of the interim consolidated financial statements for further details and impacts of the restatement. The quarterly results presented in this MD&A have been adjusted under the same basis as the annual adjustments presented in the financial statements.

Revenues for the quarter ended September 30, 2025, were $79,989, an increase of $1,745 compared to Q3 2024. The increase is primarily due to an increase in the average realized price of silver from $29.86 in Q3 2024 to $40.13 in Q3 2025, offset by a decrease in silver ounces in the current quarter.

Cost of sales for the quarter ended September 30, 2025, was $54,028, a decrease of $2,789 compared to Q3 2024. The decrease is due the change effective January 1, 2025, to use the quarterly average Bank exchange rate of 11.18 instead of the Official rate of 6.96 to record transactions denominated in Bolivian Bolivianos. The decrease caused by translating the expenses at the floating bank rate was partially offset by increases in operating costs due to incremental de-watering costs at the Bolivar operation to remove water from the flooded areas.

Depreciation, depletion and amortization for the quarter ended September 30, 2025, was $5,795, an increase of $90 compared with Q3 2024.

Gross profit for the quarter ended September 30, 2025, was $20,166, an increase of $4,444 compared with Q3 2024, due to the variances described above.

General and administrative expenses for the quarter ended September 30, 2025, were $6,452, a decrease of $27 compared to Q3 2024.

Overview of Financial Results for the quarters ended September 30, 2025 and 2024 (continued)

Finance costs for the quarter ended September 30, 2025, were $1,456, a decrease of $8,370 compared to Q3 2024. The decrease is primarily attributed to a smaller loss in the current quarter arising from the change in fair value of consideration payable.

Foreign exchange gain for the quarter ended September 30, 2025, was $4,119 having decreased by $23,934 from $28,053 in Q3 2024. The decrease is again due to changing the exchange rate that is being used to record transactions denominated in BOB. The decrease was partially offset by the revaluation of monetary items on the balance sheet that was higher than usual due to the change in the exchange rate.

Income tax expense for the quarter ended September 30, 2025 was a recovery of $728 versus prior period’s expense of $9,823. The recovery was caused by a 31% appreciation of the Bolivian Boliviano compared to Q2 2025, the appreciation of the Boliviano decreased the tax values of property, plant and equipment relative to their book values which are carried at historical cost this affected the temporary difference generating a future income tax recovery in the period.

For the nine months ended September 30, 2025 and 2024

	2025 YTD	2024 YTD	Change ‘25 YTD vs ‘24 YTD

Revenues	223,598	201,318	11%

Mine operating costs
Cost of sales	(134,474)	(153,498)	(12%)
Depreciation, depletion and amortization	(15,811)	(15,843)	(0%)
Gross profit	73,313	31,977	129%

General and administrative expenses	(15,329)	(18,212)	(16%)
Share-based compensation expense	(2,269)	(132)	1619%
Operating income	55,715	13,633	309%

Gain on adjustment to consideration payable	-	133,255	(100%)
Finance costs	(2,398)	(17,709)	(86%)
Foreign exchange gain	13,497	41,233	(67%)
Income before tax	66,814	170,412	(61%)

Income tax expense	(20,042)	(18,770)	7%
Net income for the period	46,772	151,642	(69%)

Other comprehensive income that may be reclassified subsequently to net income or loss:
Unrealized gain (loss) on marketable securities	289	-	(0%)
Currency translation differences	186	2,026	(91%)
Comprehensive income for the period	47,247	153,668	(69%)

Net income (loss) per share:
Basic	0.13	0.43
Diluted	0.13	0.42

Weighted average number of common shares:
Basic	357,265,110	354,947,655
Diluted	367,061,702	357,697,655

Revenues for the nine months ended September 30, 2025, were $223,598, an increase of $22,280 compared with the nine months ended September 30, 2024. The increase is driven primarily by an increase in the average realized price per ounce of silver equivalent ounce sold from $27.75 in 2024 to $34.43 in 2025.

Overview of Financial Results for the nine months ended September 30, 2025 and 2024 (continued)

Cost of sales for the nine months ended September 30, 2025, was $134,474, a decrease of $19,024 compared with the nine months ended September 30, 2024. The large decrease is due the change effective January 1, 2025 to using the Bank rate instead of the Official rate to record BOB denominated transactions. With the impact of the reduction of the exchange rate, the change between periods is primarily attributed to a decrease in consumables and materials, mining and plant maintenance costs, and mining royalties expense.

Depreciation, depletion and amortization for the nine months ended September 30, 2025, was $15,811, a decrease of $32 compared with the nine months ended September 30, 2024.

Overview of Financial Results (continued)

Gross profit for the nine months ended September 30, 2025, was $73,313, an increase of $41,336 compared with the nine months ended September 30, 2024 due to the factors described above.

General and administrative expenses for the nine months ended September 30, 2025, was $15,329, a decrease of $2,883 compared to the nine months ended September 30, 2024, which was mainly attributable to reductions in administration costs and salaries and benefits.

Finance costs for the nine months ended September 30, 2025, was $2,398, a decrease of $15,311 compared to the nine months ended September 30, 2024. The change was mainly due to a decrease in costs related to the consideration payable: a decrease in the loss arising from the change in fair value of consideration payable of $10,280, and a decrease to the accretion of consideration payable of $1,578.

Foreign exchange gain for the nine months ended September 30, 2025, was $13,497 compared to $41,233 in the nine months ended September 30, 2024. The decrease is due to changing the exchange rate that is being used to record BOB denominated transactions by using the Bank rate instead of the Official rate.

Income tax expense for the nine months ended September 30, 2025, was $20,042 compared to $18,770 in the nine months ended September 30, 2024.

Summary of Quarterly Results

The following table presents selected financial information for each of the most recent eight quarters:

	2025			2024				2023 Restated(2)
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenues	79,989	73,295	70,314	81,669	78,244	70,485	52,589	57,616
Mine operating costs	59,823	48,007	42,455	56,419	62,522	54,629	52,190	50,369
Gross profit	20,166	25,288	27,859	25,250	15,722	15,856	399	(15,385)
Operating expenses	(7,213)	(5,306)	(5,079)	(6,068)	(6,592)	(6,806)	(4,946)	(4,698)
Net income (loss)	16,344	20,977	9,451	12,842	17,534	1,449	132,659	490
Net income (loss) per share – basic and diluted	0.05	0.06	0.03	0.06	0.05	0.00	0.38	0.00

(1)	The basic and fully diluted calculations result in the same value due to the anti-dilutive effect of outstanding stock options and warrants for all quarters.

(2)	The financial results were restated as a result of corrections made to the 2024 comparatives. Refer to Note 3 of the consolidated financial statements for further details and impacts of the restatement. The quarterly results presented in this MD&A have been adjusted under the same basis as the annual adjustments presented in the financial statements.

The Company’s quarterly results vary based on the silver equivalent ounces sold per period together with the average realized silver price for the period. In Q1 2024 the Company recorded a one-time gain on adjustment to consideration payable of $133,255 after entering into the Term Sheet with Glencore.

Liquidity, Capital Resources and Contractual Obligations

Liquidity

As at September 30, 2025, the Company had cash and cash equivalents of $40,018 (December 31, 2024 - $35,721). The Company’s cash and cash equivalents are not exposed to liquidity risk and there is no restriction on the ability of the Company to use these funds to meet its obligations. The Company also has $19,212 of marketable securities, which consist of liquid holdings that can be readily converted into cash. The securities are held with Stifel bank which uses a portion of the holdings as collateral for the Standby Letters of Credit that were issued to Banco BISA and Banco Credito de Bolivia (see note 11a) of the interim financial statements). Although the securities held can be readily converted to cash, they are restricted to the extent that the amounts serve as collateral. The Standy Letter of credit issued to Banco BISA is for $10,000 and expires on May 26, 2026. The standby letter of credit issued to Banco Credito de Bolivia is for $5,830 and expires on March 26, 2026, and automatically renews each year.

For the three and nine months ended September 30, 2025, the Company reported net income of $16,344 and $46,772 respectively. (three months ended September 30, 2024 - net income of $17,534 and nine months ended September 30, 2024 – net income of $151,642). As at September 30, 2025, the Company had working capital of $69,208 (December 31, 2024 - working capital of $46,296).

The Company has a consideration payable balance outstanding for the acquisition of the Sinchi Wayra and Illapa operations which occurred in 2022. The consideration payable consisted of a base purchase price obligation and contingent value rights (“CVR”) obligation. The base purchase price obligation was fully paid in the third quarter of 2025, only the contingent value rights remain outstanding.

The base purchase price obligation consisted of the Company paying up to $80,000 in cash to Glencore in eight equal annual instalments of $10,000 each (the “Base Purchase Price” or “BPP”) with the first payment being made on or before November 1, 2025. The Company exercised an accelerated payment option and paid $40,000 to Glencore and has fully extinguished the base purchase price liability.

The CVR has not resulted in any payments to date because the price of zinc has not reached the levels that would trigger a payment (greater than $3,850 per tonne).

At September 30, 2025, the Company has non-current loans payable of $1,879 (December 31, 2024 - $3,137), and non-current consideration payable to Glencore of $10,045 (December 31, 2024 - $34,783). In addition, the Company has retained earnings of $30,765 (December 31, 2024 – accumulated deficit of $16,007) and shareholders’ equity of $183,243 (December 31, 2024 - $131,347).

The Company’s cash flows from operating, investing, and financing activities during the nine months ended September 30, 2025, are summarized as follows:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024 (1)	2025	2024(1)
Cash flow
Cash generated by operating activities	22,821	21,302	61,981	29,986
Cash (used by) provided by investing activities	(30,840)	(7,193)	(77,807)	(13,697)
Cash (used by) provided by financing activities	8,041	(4,792)	20,039	(3,742)
Increase in cash and cash equivalents	22	9,317	4,213	12,547
Effect of exchange rate on cash and cash equivalents held in foreign currencies	(1)	1,617	84	748
Cash and cash equivalents, beginning of the period	39,997	7,308	35,721	4,947
Cash and cash equivalents, end of period	40,018	18,242	40,018	18,242

(1)	The cash generated by operating activities and used by investing and financing activities were restated as a result of corrections made to the 2024 comparatives. Refer to Note 5 of the interim consolidated financial statements for further details and impacts of the restatement.

Cash generated by operating activities of $61,981, primarily due to:

●	$81,655 in cash flows from operating activities before movements in working capital items; and,
●	$19,674 net decrease in non-cash working capital items during the period.

Cash used by investing activities of $77,807, primarily related to:

●	$19,196 spent on expenditures on mineral properties, plant and equipment;
●	$27,758 spent on purchases of marketable securities, net of $8,835 received from the disposition of marketable securities; and,
●	$40,000 payment on the consideration payable balance for the acquisition of Sinchi Wayra.

Cash provided by financing activities of $20,039, consists of:

●	$58,042 proceeds from loans payable; and,
●	$40,382 repayments of loans payable and lease liabilities.

Capital Resources

The Company’s objective when managing capital is to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns of investments from shareholders.

The Company monitors its capital structure and based on changes in operations and economic conditions, may from time to time adjust the structure by repurchasing shares, issuing new shares, issuing new debt or retiring existing debt. The Company prepares an annual budget and quarterly forecasts to facilitate the management of its capital requirements. The annual budget is approved by the Company’s Board of Directors.

The Company is not subject to any externally imposed capital requirements with the exception of compliance with covenants for the Trafigura Loan Facility. The Company is fully compliant with all financial covenants stipulated in the agreement.

Off-balance Sheet Arrangements

The Company has not entered into any material off-balance sheet arrangement such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities or derivative financial obligations.

Transactions with Related Parties

During the three and nine months ended September 30, 2025 and 2024, the Company incurred the following charges for directors, officers, and other members of key management of the Company, as well as for companies controlled by directors and officers of the Company:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Management and consulting fees	611	988	1,920	2,059
Share-based compensation	919	113	2,201	132
	1,530	1,101	4,121	2,191

Of the $611 in management and consulting fees incurred with related parties during the three months ended September 30, 2025, $53 (2024 - $58) was related to directors’ fees and $558 (2024 - $930) was related to management fees.

Key management includes directors of the Company, the CEO, the CFO, the Executive Chairman, and other members of key management. Other than the amounts disclosed above, there was no other compensation paid or payable to key management for employee services for the reported periods.

Subsequent Events

Refer to note 18(c) regarding a court decision made in October 2025 to deny the tax authority an appeal made to challenge 188/2025 which was favourable to the Company. Refer to note 18(c) for details of the proceedings and uncertain tax position.

Material Accounting Estimates and Judgments

The Company’s critical accounting judgements and estimates have been consistently applied with those presented in Note 5 of the audited annual consolidated financial statements for the years ended December 31, 2024, and 2023 and are supplemented by the changes described below:

Determination of Exchange rate for Bolivian operations

The Sinchi Wayra and Illapa operations are located in Bolivia and sales revenue from the Bolivian operations is denominated and settled in US Dollars but most operating expenses are denominated in Bolivian Bolivianos (BOB). The functional currency of the Bolivian subsidiaries is United States dollars and has not changed since acquisition. Since the operations were acquired in 2022 the Company has used the official exchange rate published by the Central Bank of Bolivia to record all transactions denominated in BOB, this exchange rate has been fixed at 6.96 BOL/USD since 2009.

Until late 2023 and throughout 2024 the exchange rates quoted by banks to buy BOB with US Dollars was generally in line with the official exchange rate and varied only by several basis points. The spread between the official exchange rate (the “Official rate”) and the Bank rate used to acquire BOB has widened progressively and is no longer a temporary situation. Management expects that the spread will continue due to macroeconomic fundamentals. Recording BOB denominated expenses at the Official rate is no longer appropriate and to better present the economic substance of BOB denominated transactions, management will change its approach by using a spot rate that is in line with the Bank rate.

As defined in IAS 21 – The effects of changes in foreign exchange rates, the BOB is exchangeable, however because there is no availability of the currency at the official exchange rate it is more appropriate to determine the spot rate that is the actual exchange rate that is being used to purchase BOB. Management has applied an estimation technique to determine the spot exchange rate used for translating transactions denominated in BOB. This estimated rate (the “Bank rate”) is based on the average of weekly quotations obtained from commercial banks which reflects the rate at which an orderly exchange transaction takes place at the measurement date between market participants under the prevailing economic conditions.

The official rate of 6.96 BOB/USD has been used to record transactions denominated in BOB since the acquisition of the Bolivian operations until December 31, 2024. Starting January 1, 2025 the Bank rate has been used to record transactions denominated in BOB. The average Bank rate for the nine months ended September 30, 2025 was 12.6867 BOB/USD. All monetary assets and liabilities outstanding as at September 30, 2025 have been revalued using the Bank spot rate of 11.95 BOB/USD. The exchange rate is management’s estimate of the $USD value of transactions denominated in BOB, accordingly comparative figures which were translated using the official rate have not been restated as the change in estimate is applied prospectively.

Accounting Policies Including Changes in Accounting Policies and Initial Adoption

The company acquired Treasury Bills and Treasury notes during the nine months ended September 30, 2025. These instruments are financial assets and will be carried at fair value through other comprehensive income (FVTOCI). The instruments are classified as Marketable Securities and Long-term investments in the statement of financial position. The instruments at FVTOCI are initially recognized at fair value plus transaction costs. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTOCI are recognized in other comprehensive income (loss). When the securities mature or are sold the cumulative realized gains and losses are recognized through profit and loss as Finance Costs.

The remainder of the accounting policies applied in the preparation of these unaudited condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2024, and reflect all the adjustments necessary for fair presentation in accordance with IFRS for the interim periods presented.

Financial Instruments and Other Instruments

September 30, 2025	Amortized cost	FVTPL	FVTOCI	Total
	$	$	$	$
Financial assets
Cash and cash equivalents	40,018	-	-	40,018
Marketable securities	-	-	19,212	19,212
Trade and other receivables	15,771	18,152	-	33,923
	55,789	18,152	19,212	93,153
Financial liabilities
Trade payables and accrued liabilities	44,281	-	-	44,281
Consideration payable	-	10,045	-	10,045
Loans payable	35,729	-	-	35,729
Other liabilities	30,221	-	-	30,221
	110,231	10,045	-	120,276

December 31, 2024	Amortized cost	FVTPL	FVTOCI	Total
Financial assets
Cash and cash equivalents	35,721	-	-	35,721
Trade and other receivables	24,462	17,402	-	41,864
	60,183	17,402	-	77,585
Financial liabilities
Trade payables and accrued liabilities	47,389	-	-	47,389
Consideration payable	34,625	10,158	-	44,783
Loans payable	19,569	-	-	19,569
Other liabilities	38,578	-	-	38,578
	140,161	10,158	-	150,319

(1)	The Trade and other receivables, trade payables and accrued liabilities and other liabilities amounts were restated as a result of corrections made to the 2024 comparatives. Refer to Note 3 of the consolidated financial statements for further details and impacts of the restatement.

The categories of the fair value hierarchy that reflect the inputs to valuation techniques used to measure fair value are as follows:

●	Level 1: Quoted prices in active markets for identical assets or liabilities;

●	Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

●	Level 3: Inputs for the asset or liability based on unobservable market data.

The carrying values of cash and cash equivalents, other receivables, and trade payables and accrued liabilities approximate their fair values because of their short-term nature.

Marketable securities consists of US treasury notes and US treasury bills which are held as part of the Company’s cash position and liquidity management strategy. The Marketable securities are measured at fair value using level 1 inputs, the unrealized gain/loss is recorded as other comprehensive income and once the securities are sold or mature the corresponding gain/loss is recorded as finance income/cost.

The securities are held with Steifel bank which uses a portion of the holdings as collateral for the Standby Letters of Credit that were issued to Banco BISA and Banco Credito de Bolivia (see note 11a)). Although the securities held can be readily converted to cash they are restricted to the extent that the amounts serve as collateral. The Standy Letter of credit issued to Banco BISA is for $10,000 and expires on May 26, 2026. The standby letter of credit issued to Banco Credito de Bolivia is for $5,830 and expires on March 26, 2026, and automatically renews each year. Since the standby letter of credit to Banco Credito de Bolivia will renew indefinitely, the amount held as collateral has been classified as non-current.

Trade receivables are measured at fair value using Level 2 inputs. The fair value of trade receivables is measured based on inputs other than quoted prices for the underlying commodity prices (silver, lead, zinc, copper) to which the receivable relates as the trade receivables are provisionally priced at the time of sale.

The fair value of the loans payable for disclosure purposes is determined using discounted cash flows based on the expected amounts and timing of future cash flows discounted using a market rate of interest adjusted for appropriate credit risk.

The levels in the fair value hierarchy into which the Company’s financial assets and liabilities that are measured and recognized on the consolidated statements of financial position at fair value on a recurring basis were categorized as follows:

	September 30, 2025			December 31, 2024
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
	$	$	$	$	$	$
Assets
Marketable securities	19,212	-	-	-	-	-
Trade and other receivables	-	18,152	-	-	17,402	-
	19,212	18,152	-	-	17,402	-

Liabilities
Consideration payable	-	-	10,045	-	-	10,158
	-	-	10,045	-	-	10,158

The majority of the Company’s trade receivables arose from provisional concentrate sales and are valued using quoted market prices based on the forward London Metal Exchange for silver, zinc and lead and the London Bullion Market Association P.M. fix for silver.

The methodology and assessment of inputs for determining the fair value of financial assets and liabilities as well as the levels of hierarchy for the Company’s financial assets and liabilities measured at fair value remains unchanged from that as at December 31, 2023.

The Company has exposure to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s trade receivables.

The Company has concentrate contracts to sell the zinc and lead concentrates produced by all of the Company’s mines and the San Lucas trading business. Concentrate contracts are a common business practice in the mining industry. The terms of the concentrate contracts may require the Company to deliver concentrate that has a value greater than the payment received at the time of delivery, thereby introducing the Company to credit risk of the buyers of concentrates. Should any of these counterparties not honour purchase arrangements, or should any of them become insolvent, the Company may incur losses for products already shipped and be forced to sell its concentrates on the spot market or it may not have a market for its concentrates and therefore its future operating results may be materially adversely impacted. At September 30, 2025, the Company had receivable balances associated with buyers of its concentrates of $18,152 (December 31, 2024 - $17,402). The Company’s concentrate is sold to well-known concentrate buyers.

The following financial assets represent the maximum credit risk to the Company:

	September 30, 2025	December 31, 2024
	$	$
Cash and cash equivalents	40,018	35,721
Marketable securities	19,212	-
Trade and other receivables	33,923	41,864
Prepaid expenses and deposits	7,521	5,656

Financial Instruments and Other Instruments

Management constantly monitors and assesses the credit risk resulting from its concentrate sales, trading counterparties and customers. With the exception to the above, the Company believes it is not exposed to significant credit risk.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows. The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans. The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and short-term investments, and its committed loan facilities.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following tables summarize the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments on an undiscounted basis:

	<1 year	1 - 2 years	2 - 5 years	>5 years	Total
	$	$	$	$	$
Trade payables and accrued liabilities	39,267	5,014	-	-	44,281
Consideration payable - CVR & additional payments	430	1,705	6,866	5,063	14,064
Loans payable	33,850	1,879	-	-	35,729
Lease payments	1,633	-	-	-	1,633
	75,180	8,598	6,866	5,063	95,707

Currency risk

The Company reports its financial statements in USD; however, the Company operates in jurisdictions that utilize other currencies. As a consequence, the financial results of the Company’s operations as reported in USD are subject to changes in the value of the USD relative to local currencies. Since the Company’s sales are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse.

The sensitivity of the Company’s net income to changes in the exchange rate between the US dollar and the Bolivian boliviano, the US dollar and the Mexican peso and the US dollar and the Canadian dollar, respectively, would be as follows: a 1% change in the US dollar exchange rate relative to the Bolivian boliviano would change the Company’s net income by approximately $525, a 1% change in the US dollar exchange rate relative to the Mexican peso would change the Company’s net income by approximately $98, and a 1% change in the US dollar exchange rate relative to the Canadian dollar would change the Company’s net income by approximately $(69).

The Company’s financial assets and liabilities as at September 30, 2025 are denominated in Canadian dollars, US dollars, Bolivian bolivianos and Mexican pesos and translated to US dollars as follows:

	CAD	BOB	USD	MXN	Total
	$	$	$	$	$
Financial assets
Cash and cash equivalents	2,074	8,047	29,336	561	40,018
Marketable securities	-	-	19,212	-	19,212
Trade and other receivables	21	16,237	17,555	110	33,923
	2,095	24,284	66,103	671	93,153

Financial liabilities
Trade payables and accrued liabilities	1,268	25,644	4,378	12,991	44,281
Consideration payable	-	-	10,045	-	10,045
Loans payable	-	32,626	3,103	-	35,729
Other liabilities	-	10,789	6,789	12,643	30,221
	1,268	69,059	24,314	25,634	120,276
Net financial assets (liabilities)	827	(44,775)	41,789	(24,963)	(27,123)

Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. As at September 30, 2025, the Company’s exposure to interest rate risk on interest bearing liabilities is limited to its consideration payable, debt facilities and lease liabilities. Based on the Company’s interest rate exposure at September 30, 2025, a change of 1% increase or decrease of market interest rate would impact the Company’s income or loss by approximately $378.

Price risk

Metal price risk is the risk that changes in metal prices will affect the Company’s income or the value of its related financial instruments. The Company derives its revenue from the sale of silver, zinc, lead and copper. The Company’s sales are directly dependent on metal prices that have shown significant volatility and are beyond the Company’s control. Consistent with the Company’s mission to provide equity investors with exposure to changes in precious metal prices, the Company’s current policy is to not hedge the price of precious metal.

Outstanding Share Data

As at the date of this report, the Company has 365,384,489 common shares issued and outstanding, 9,530,851 common shares issuable under stock options, 1,186,662 common shares issuable under restricted share units, 500,000 common shares issuable under performance share units, 675,000 common shares issuable under deferred share units.

Internal Controls over Financial Reporting and Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and that required information is gathered and communicated to the Company’s management so that decisions can be made about the timely disclosure of that information.

The Company’s management is responsible for establishing and maintaining adequate internal controls over financial reporting. Any system of internal controls over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The restatements of prior period financial statements reflect the company’s efforts to ensure the accuracy of its financial reporting. These restatements resulted from identified deficiencies in internal controls over financial reporting. In response, the company has undertaken measures to strengthen its internal control environment, including the hiring of additional staff at its corporate location, improvements to the process of the preparation of the consolidated financial statements and haven taken actions to improve the coordination between the Corporate accounting function and the site accounting teams and continues to monitor and improve its controls to prevent similar issues in the future. The company remains committed to maintaining effective internal controls and transparency in its financial disclosures.

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, the Company’s management cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgements in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost- effective control system, misstatements due to error or fraud may occur and not be detected.

Non-GAAP Measures

The Company has included certain non-GAAP performance measures throughout this MD&A, including Cash Cost per Silver Equivalent Ounce Sold, Cash Cost of Production per Tonne, All-in Sustaining Cash Cost (“AISC”) per Silver Equivalent Ounce Sold, Average Realized Price per Ounce of Silver Equivalent Sold, and Adjusted EBITDA each as defined in this section.

These performance measures are employed by the Company to measure its operating and financial performance internally, to assist in business decision-making, and provide key performance information to senior management. The Company believes that, in addition to conventional measures prepared in accordance with International Financial Reporting Standards (“IFRS® Accounting Standards”), as issued by the International Accounting Standards Board (“IASB”), certain investors and other stakeholders also use these non-GAAP measures as information to evaluate the Company’s operating and financial performance. As there are no standardized methods of calculating these non-GAAP measures, the Company’s methods may differ from those used by others and, accordingly, the Company’s use of these measures may not be directly comparable to similarly titled measures used by others. Accordingly, these non-GAAP measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Cash Cost per Silver Equivalent Ounce Sold, All-in Sustaining Cash Cost (“AISC”) per Silver Equivalent Ounce Sold, and Cash Cost of Production per Tonne

The non-GAAP measures of cash cost per silver equivalent ounce sold and cash cost of production per tonne are used by the Company to manage and evaluate operating performance at respective mining operations and are widely reported in the silver mining industry as benchmarks for performance, but do not have a standardized meaning. Cash costs are calculated based on the cash operating costs at the respective mining operations and, in the case of cash cost per silver equivalent ounce sold, also include the third party concentrate treatment, smelting and refining cost.

Management of the Company believes that the Company’s ability to control the cash cost per silver equivalent ounce produced and cash cost of production per tonne are two of its key performance drivers impacting both the Company’s financial condition and results of operations. Having a low cash cost of production per tonne, when taken in connection with effective management of mining dilution, will improve the cash cost per silver equivalent ounce produced. Having a low-cost base per silver equivalent ounce of production allows the Company to continue operating during times of declining commodity prices and provides more flexibility in responding to changing market conditions. In addition, low-cost operations offer a better opportunity to generate positive cash-flows, which improves the Company’s financial condition.

The Company believes these measures provide investors and analysts with useful information about the Company’s underlying cash costs of operations and are relevant metrics used to understand the Company’s operating profitability and ability to generate cash-flow.

To facilitate a better understanding of these measures as calculated by the Company, the following table provides a detailed reconciliation between the cash cost of production per tonne, cash cost per silver equivalent ounce sold, and the Company’s operating expenses as reported in the Company’s consolidated statements of income (loss) and comprehensive income (loss) contained in the respective financial statements for the referenced periods.

AISC is a non-GAAP measure and was calculated based on guidance provided by the World Gold Council (“WGC”) in September 2013. WGC is not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles and policies applied, as well as differences in definitions of sustaining versus development capital expenditures.

AISC is a more comprehensive measure than cash cost per ounce for the Company’s operating performance by providing greater visibility, comparability and representation of the total costs associated with producing silver from its mining operations.

The Company defines sustaining capital expenditures as, “costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output without resulting in an increase in the life of assets, future earnings, or improvements in recovery or grade. Sustaining capital includes costs required to improve/enhance assets to minimum standards for reliability, environmental or safety requirements.”

Consolidated AISC includes total production cash costs incurred at the Company’s mining operations, which forms the basis of the Company’s total cash costs. Additionally, the Company includes sustaining capital expenditures, corporate general and administrative expense, sustaining share-based payments (if any), and reclamation cost accretion. AISC for Bolivia Consolidated and Zimapan do not include certain corporate and non-cash items such as corporate general and administrative expense and sustaining share-based payments.

The Company believes that this measure represents the total sustainable costs of producing silver from current operations and provides the Company and other stakeholders of the Company with additional information of the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of silver production from current operations, new project capital and expansionary capital at current operations are not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included.

Cash Cost per Silver Equivalent Ounce Sold, All-in Sustaining Cash Cost (“AISC”) per Silver Equivalent Ounce Sold, and Cash Cost of Production per Tonne

The following tables provide a detailed reconciliation of these measures to our operating expenses, as reported in our interim consolidated financial statements.

	Three Months Ended September 30, 2025
	Bolivar (1)	Porco (1)	Caballo Blanco Group	San Lucas Group	Zimapan	Corporate/ other	Total (1)
Cost of sales	9,108	6,660	8,846	22,602	15,528	-	62,744
Transportation and other selling cost	(1,032)	(1,081)	(1,575)	(2,303)	(1,250)	-	(7,241)
Royalty	(640)	(653)	(1,099)	(1,007)	(120)	-	(3,519)
Inventory change	(157)	(488)	(1,851)	(82)	(695)	-	(3,273)
Cash Cost of Production (A)	7,279	4,438	4,321	19,210	13,463	-	48,711
Cost of sales	9,108	6,660	8,846	22,602	15,528	-	62,744
Concentrate treatment, smelting and refining cost	605	562	869	2,154	3,885	-	8,075
Cash Cost of Silver Equivalent Sold (B)	9,713	7,222	9,715	24,756	19,413	-	70,819
Sustaining capital expenditures	3,579	812	867	943	3,326	-	9,527
General and administrative expenses	864	493	1,004	1,963	1,287	1,238	6,849
Accretion of decommissioning and restoration provision	165	283	264	100	122	-	934
All-in Sustaining Cash Cost (C)	14,321	8,810	11,850	27,762	24,148	1,238	88,129
Material processed (tonnes milled) (D)	52,023	49,161	62,221	100,550	222,629	-	486,585
Silver Equivalent Sold (payable ounces) (E)	281,420	242,697	530,408	719,714	699,865	-	2,474,103
Cash Cost per Silver Equivalent Ounce Sold (B/E)	34.51	29.76	18.32	34.40	27.74	-	28.62
All-in Sustaining Cash Cost per Silver Equivalent Ounce Sold (C/E)	50.89	36.30	22.34	38.57	34.50	-	35.62
Cash Cost of Production per tonne (A/D)	139.93	90.27	69.44	191.05	60.47	-	100.11

(1)	Information for Bolivar and Porco is presented at 100% and financial information will not tie to the consolidated financial statements as the Company records 45% of Bolivar and Porco.

	Three Months Ended September 30, 2024 (2)
	Bolivar (1)	Porco (1)	Caballo Blanco Group	San Lucas Group	Zimapan	Corporate/ other	Total(1)
Cost of sales	13,135	8,916	12,201	20,037	14,458	-	68,747
Transportation and other selling cost	(1,701)	(1,156)	(1,646)	(1,506)	(1,135)	-	(7,144)
Royalty	(1,566)	(749)	(977)	(871)	(139)	-	(4,302)
Inventory change	(338)	(1,197)	(3,299)	1,589	227	-	(3,018)
Cash Cost of Production (A)	9,530	5,814	6,279	19,249	13,411	-	54,283
Cost of sales	13,135	8,916	12,201	20,037	14,458	-	68,747
Concentrate treatment, smelting and refining cost	1,774	1,160	1,814	1,589	5,531	-	11,868
Cash Cost of Silver Equivalent Sold (B)	14,909	10,076	14,015	21,626	19,989	-	80,615
Sustaining capital expenditures	4,043	1,602	722	-	3,726	-	10,093
General and administrative expenses	431	253	508	744	665	4,668	7,269
Accretion of decommissioning and restoration provision	160	242	172	-	130	-	704
All-in Sustaining Cash Cost (C)	19,543	12,173	15,417	22,370	24,510	4,668	98,681
Material processed (tonnes milled) (D)	70,271	48,714	58,374	96,160	217,741	-	491,260
Silver Equivalent Sold (payable ounces) (E)	730,460	410,617	708,726	846,455	905,497	-	3,601,754
Cash Cost per Silver Equivalent Ounce Sold (B/E)	20.41	24.54	19.77	25.55	22.08	-	22.38
All-in Sustaining Cash Cost per Silver Equivalent Ounce Sold (C/E)	26.75	29.65	21.75	26.43	27.07	-	27.40
Cash Cost of Production per tonne (A/D)	135.61	119.35	107.55	200.18	61.59	-	110.50

(1)	Information for Bolivar and Porco is presented at 100% and financial information will not tie to the consolidated financial statements as the Company records 45% of Bolivar and Porco.

(2)	Cost of sales in previously reported quarters of 2024 and 2023 was restated as a result of corrections made to the prior year comparatives, the restatement of these amounts did not impact cash cost per tonne, cash cost per silver equivalent ounce or all-in sustaining cash cost per silver equivalent ounce because the restatement adjustments were non-cash or related to a 45% Porco and Bolivar adjustment that is not applicable to the MD&A because results are presented on a 100% basis. Refer to Note 3 of the consolidated financial statements for further details regarding the restatement.

Cash Cost per Silver Equivalent Ounce Sold, All-in Sustaining Cash Cost (“AISC”) per Silver Equivalent Ounce Sold, and Cash Cost of Production per Tonne (continued)

	Nine Months Ended September 30, 2025
	Bolivar (1)	Porco (1)	Caballo Blanco Group	San Lucas Group	Zimapan	Corporate/ other	Total (1)
Cost of sales	24,657	15,773	19,236	47,242	49,693	-	156,601
Transportation and other selling cost	(3,941)	(3,059)	(4,504)	(5,579)	(3,567)	-	(20,650)
Royalty	(1,971)	(1,268)	(2,412)	(1,840)	(280)	-	(7,771)
Inventory change	(1,198)	(467)	(1,933)	625	(2,546)	-	(5,519)
Cash Cost of Production (A)	17,547	10,979	10,387	40,448	43,300	-	122,661
Cost of sales	24,657	15,773	19,236	47,242	49,693	-	156,601
Concentrate treatment, smelting and refining cost	3,718	2,350	3,484	4,685	12,859	-	27,096
Cash Cost of Silver Equivalent Sold (B)	28,375	18,123	22,720	51,927	62,552	-	183,697
Sustaining capital expenditures	6,181	1,370	2,246	1,787	11,622	-	23,206
General and administrative expenses	2,068	1,311	2,334	3,934	3,731	2,866	16,244
Accretion of decommissioning and restoration provision	370	633	455	191	366	-	2,015
All-in Sustaining Cash Cost (C)	36,994	21,437	27,755	57,839	78,271	2,866	225,162
Material processed (tonnes milled) (D)	169,181	145,815	171,642	282,218	670,364	-	1,439,221
Silver Equivalent Sold (payable ounces) (E)	1,604,966	850,689	1,643,070	2,106,449	2,321,622	-	8,526,795
Cash Cost per Silver Equivalent Ounce Sold (B/E)	17.68	21.30	13.83	24.65	26.94	-	21.54
All-in Sustaining Cash Cost per Silver Equivalent Ounce Sold (C/E)	23.05	25.20	16.89	27.46	33.71	-	26.41
Cash Cost of Production per tonne (A/D)	103.71	75.29	60.51	143.32	64.59	-	85.23

(1)	Information for Bolivar and Porco is presented at 100% and financial information will not tie to the consolidated financial statements as the Company records 45% of Bolivar and Porco.

	Nine Months Ended September 30, 2024 (2)
	Bolivar (1)	Porco (1)	Caballo Blanco Group	San Lucas Group	Zimapan	Corporate/ other	Total(1)
Cost of sales	38,452	23,131	36,906	48,468	40,016	-	186,973
Transportation and other selling cost	(5,697)	(3,730)	(5,624)	(4,131)	(3,433)	-	(22,615)
Royalty	(4,204)	(2,147)	(3,439)	(2,053)	(139)	-	(11,982)
Inventory change	(2,140)	(836)	(5,254)	(916)	2,551	-	(6,595)
Cash Cost of Production (A)	26,411	16,418	22,589	41,368	38,995	-	145,781
Cost of sales	38,452	23,131	36,906	48,468	40,016	-	186,973
Concentrate treatment, smelting and refining cost	8,805	4,911	7,603	6,053	16,936	-	44,308
Cash Cost of Silver Equivalent Sold (B)	47,257	28,042	44,509	54,521	56,952	-	231,281
Sustaining capital expenditures	5,206	1,991	4,847	-	6,676	-	18,720
General and administrative expenses	893	756	1,708	1,019	3,836	11,281	19,493
Accretion of decommissioning and restoration provision	441	722	517	-	404	-	2,084
All-in Sustaining Cash Cost (C)	53,797	31,511	51,581	55,540	67,868	11,281	271,578
Material processed (tonnes milled) (D)	215,223	150,883	214,497	249,280	632,880	-	1,462,764
Silver Equivalent Sold (payable ounces) (E)	2,520,885	1,195,024	1,970,463	2,316,500	2,633,960	-	10,636,832
Cash Cost per Silver Equivalent Ounce Sold (B/E)	18.75	23.47	22.59	23.54	21.62	-	21.74
All-in Sustaining Cash Cost per Silver Equivalent Ounce Sold (C/E)	21.34	26.37	26.18	23.98	25.77	-	25.53
Cash Cost of Production per tonne (A/D)	122.71	108.81	105.31	165.95	61.62	-	99.66

(1)	Information for Bolivar and Porco is presented at 100% and financial information will not tie to the consolidated financial statements as the Company records 45% of Bolivar and Porco.

(2)	Cost of sales in previously reported quarters of 2024 and 2023 was restated as a result of corrections made to the prior year comparatives, the restatement of these amounts did not impact cash cost per tonne, cash cost per silver equivalent ounce or all-in sustaining cash cost per silver equivalent ounce because the restatement adjustments were non-cash or related to a 45% Porco and Bolivar adjustment that is not applicable to the MD&A because results are presented on a 100% basis. Refer to Note 3 of the consolidated financial statements for further details regarding the restatement.

Average Realized Price per Ounce of Silver Equivalent Sold

Revenues are presented as the sum of invoiced revenues related to delivered shipments of zinc, lead and copper concentrates, after having deducted treatment, smelting and refining charges.

The following is an analysis of the gross revenues prior to treatment, smelting and refining charges, and shows deducted treatment, smelting and refining charges to arrive at the net reportable revenue for the period per IFRS. Gross revenues are divided by silver equivalent ounces sold to calculate the average realized price per ounce of silver equivalents sold.

Consolidated(1) Average Realized Price per Ounce of Silver Equivalent Sold

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Revenues	91,205	95,667	266,496	250,880
Add back: Treatment, smelting and refining charges	8,075	11,868	27,096	44,308
Gross Revenues	99,280	107,535	293,592	295,188
Silver Equivalent Sold (ounces)	2,474,103	3,601,754	8,526,795	10,636,832
Average Realized Price per Ounce of Silver Equivalent Sold (2)	40.13	29.86	34.43	27.75
Average Market Price per Ounce of Silver per London Silver Fix	39.40	29.43	35.05	27.24

(1)	Information for Bolivar and Porco is presented at 100% and financial information will not tie to the consolidated financial statements as the Company records 45% of Bolivar and Porco.

(2)	Average Realized Price per Ounce of Silver Equivalent Sold in each reporting period is affected by mark-to-market adjustments and final settlements on concentrate shipments in prior periods. Concentrates sold to third-party smelters are provisionally priced and the price is not settled until a predetermined future date, typically one to four months after delivery to the customer, based on the market price at that time.

Bolivar(1) Average Realized Price per Ounce of Silver Equivalent Sold

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Revenues	10,925	20,285	50,473	60,944
Add back: Treatment, smelting and refining charges	605	1,774	3,718	8,805
Gross Revenues	11,530	22,059	54,191	69,749
Silver Equivalent Sold (ounces)	281,420	730,460	1,604,966	2,520,885
Average Realized Price per Ounce of Silver Equivalent Sold (2)	40.97	30.20	33.76	27.67
Average Market Price per Ounce of Silver per London Silver Fix	39.40	29.43	35.05	27.24

(1)	Information for Bolivar and Porco is presented at 100% and financial information will not tie to the consolidated financial statements as the Company records 45% of Bolivar and Porco.

(2)	Average Realized Price per Ounce of Silver Equivalent Sold in each reporting period is affected by mark-to-market adjustments and final settlements on concentrate shipments in prior periods. Concentrates sold to third-party smelters are provisionally priced and the price is not settled until a predetermined future date, typically one to four months after delivery to the customer, based on the market price at that time.

Porco(1) Average Realized Price per Ounce of Silver Equivalent Sold

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Revenues	9,467	11,392	27,524	29,168
Add back: Treatment, smelting and refining charges	562	1,160	2,350	4,911
Gross Revenues	10,029	12,552	29,874	34,079
Silver Equivalent Sold (ounces)	242,697	410,617	850,689	1,195,024
Average Realized Price per Ounce of Silver Equivalent Sold (2)	41.32	30.57	35.12	28.52
Average Market Price per Ounce of Silver per London Silver Fix	39.40	29.43	35.05	27.24

(1)	Information for Bolivar and Porco is presented at 100% and financial information will not tie to the consolidated financial statements as the Company records 45% of Bolivar and Porco.

(2)	Average Realized Price per Ounce of Silver Equivalent Sold in each reporting period is affected by mark-to-market adjustments and final settlements on concentrate shipments in prior periods. Concentrates sold to third-party smelters are provisionally priced and the price is not settled until a predetermined future date, typically one to four months after delivery to the customer, based on the market price at that time.

Caballo Blanco Group Average Realized Price per Ounce of Silver Equivalent Sold

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Revenues	21,113	19,542	55,121	48,282
Add back: Treatment, smelting and refining charges	869	1,814	3,484	7,603
Gross Revenues	21,982	21,356	58,605	55,885
Silver Equivalent Sold (ounces)	530,408	708,726	1,643,070	1,970,463
Average Realized Price per Ounce of Silver Equivalent Sold (1)	41.44	30.13	35.67	28.36
Average Market Price per Ounce of Silver per London Silver Fix	39.40	29.43	35.05	27.24

(1)	Average Realized Price per Ounce of Silver Equivalent Sold in each reporting period is affected by mark-to-market adjustments and final settlements on concentrate shipments in prior periods. Concentrates sold to third-party smelters are provisionally priced and the price is not settled until a predetermined future date, typically one to four months after delivery to the customer, based on the market price at that time.

San Lucas Group Average Realized Price per Ounce of Silver Equivalent Sold

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Revenues	24,723	22,878	64,618	55,450
Add back: Treatment, smelting and refining charges	2,154	1,589	4,685	6,053
Gross Revenues	26,877	24,467	69,303	61,503
Silver Equivalent Sold (ounces)	719,714	846,455	2,106,449	2,316,500
Average Realized Price per Ounce of Silver Equivalent Sold (1)	37.34	28.91	32.90	26.55
Average Market Price per Ounce of Silver per London Silver Fix	39.40	29.43	35.05	27.24

(1)	Average Realized Price per Ounce of Silver Equivalent Sold in each reporting period is affected by mark-to-market adjustments and final settlements on concentrate shipments in prior periods. Concentrates sold to third-party smelters are provisionally priced and the price is not settled until a predetermined future date, typically one to four months after delivery to the customer, based on the market price at that time.

Zimapan Mine Average Realized Price per Ounce of Silver Equivalent Sold

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Revenues	24,977	21,570	68,760	57,037
Add back: Treatment, smelting and refining charges	3,885	5,531	12,859	16,936
Gross Revenues	28,862	27,101	81,619	73,973
Silver Equivalent Sold (ounces)	699,865	905,497	2,321,622	2,633,960
Average Realized Price per Ounce of Silver Equivalent Sold (1)	41.24	29.93	35.16	28.08
Average Market Price per Ounce of Silver per London Silver Fix	39.40	29.43	35.05	27.24

(1)	Average Realized Price per Ounce of Silver Equivalent Sold in each reporting period is affected by mark-to-market adjustments and final settlements on concentrate shipments in prior periods. Concentrates sold to third-party smelters are provisionally priced and the price is not settled until a predetermined future date, typically one to four months after delivery to the customer, based on the market price at that time.

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP measure in which net income is adjusted for income tax expense, interest income, interest expense, amortization and depletion, and impairment charges, foreign exchange gains or losses, unrealized losses or gains on marketable securities, share-based payments expense, accretion expense, changes in fair value of consideration payable and other non-recurring items. Foreign exchange gains or losses may consist of both realized and unrealized losses.

Under IFRS, entities must reflect in compensation expense the cost of share-based payments. In the Company’s circumstances, share-based payments can involve a significant accrual of amounts that will not be settled in cash but are settled by the issuance of shares in exchange.

The Company discloses Adjusted EBITDA to aid in understanding of the results of the Company and is meant to provide further information about the Company’s financial results to investors.

The following table provides a reconciliation of Adjusted EBITDA for the three and nine months ended September 30, 2025 and 2024.

	Three months ended September 30,		Nine months ended September 30,
	2025	2024 Restated (1)	2025	2024 Restated (1)

Net income for the period	16,344	17,534	46,772	151,642
Income tax expense	(728)	9,823	20,042	18,770
Interest (income)	(486)	308	(1,093)	(16)
Interest expense, carrying and finance charges	661	145	1,261	1,002
Depreciation, depletion and amortization	5,795	5,705	15,811	15,843
Foreign exchange (gain)	(4,119)	(28,053)	(13,497)	(41,233)
Share-based compensation expense	761	113	2,269	132
Accretion (income)	337	911	672	2,454
(Gain) on adjustment to consideration payable	-	-	-	(133,255)
Loss on remeasurement of cash flows related to CAPEX receivable	2,283	7,510	5,262	15,542
Other finance expense (income)	(1,339)	952	(3,704)	(1,273)
Adjusted EBITDA	19,509	14,960	73,795	29,608

(1)	The comparative figures were restated as a result of corrections made to the 2024 financial statements. Refer to Note 5 of the interim consolidated financial statements for further details and impacts of the restatement.

Cautionary Note Regarding Forward-looking Information

Certain of the statements and information in this MD&A constitute “forward-looking information” within the meaning of applicable Canadian provincial securities laws relating to the Company and its operations. All statements, other than statements of historical fact, are forward-looking statements. When used in this MD&A, the words, “will”, “believes”, “expects”, “intents”, “plans”, “forecast”, “objective”, “guidance”, “outlook”, “potential”, “anticipated”, “budget”, and other similar words and expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: future financial or operational performance; the expected timing for release of forecasts for 2025, including our estimated production of silver, zinc, lead and copper, and for our estimated Cash Costs, AISC, capital and exploration, mine operation, general and administrative, care and maintenance expenditures; future anticipated prices for silver, zinc, lead and copper and other metals and assumed foreign exchange rates; the impacts of inflation on the Company and its operations; whether the Company is able to maintain a strong financial condition and have sufficient capital, or have access to capital, to sustain our business and operations; the timing and outcome with respect to the Company’s environmental, social and governance activities, and the Company’s corporate social responsibility activities and our reporting in respect thereof; the ability of the Company to successfully complete any capital projects, the expected economic or operational results derived from those projects, and the impacts of any such projects on the Company; the potential maximum consideration payable to Glencore pursuant to the Term Sheet; the future results of our exploration activities, anticipated mineral reserves and mineral resources; the costs associated with the Company’s decommissioning obligations; the Company’s plans and expectations for its properties and operations; and expectations with respect to the future anticipated impact of pandemics on our operations.

These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic, competitive, political, regulatory, and social uncertainties and contingencies. These assumptions, include: our ability to implement environmental, social and governance activities; tonnage of ore to be mined and processed; ore grades and recoveries; that the Company will receive all required regulatory approvals to operate; that the market price of zinc may be above certain minimum thresholds for the payment of the CVR Payments and Additional Payments; prices for silver, zinc, lead, copper remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; our mineral reserve and mineral resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of our operations; no unplanned delays or interruptions in scheduled production; protection of our interests against claims and legal proceedings; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner and can be maintained. The foregoing list of assumptions is not exhaustive.

The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this MD&A and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, some of which are described in the “Risks Factors” section of this MD&A without limitation: fluctuations in silver, zinc, lead and copper prices; fluctuations in prices for energy inputs; fluctuations in currency markets (such as the MXN, BOL and CAD versus the USD); risks related to the technological and operational nature of the Company’s business; required regulatory approvals; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments in Canada, the United States, Mexico, Bolivia or other countries where the Company may carry on business, some of which might prevent or cause the suspension or discontinuation of mining activities, including the risk of expropriation related to certain of our operations, particularly in Bolivia; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with and claims by the local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour;

Cautionary note regarding forward-looking information (continued)

the Company’s ability to secure our mine sites or maintain access to our mine sites due to criminal activity, violence, or civil and labour unrest; that changes to the market price of zinc may affect the total consideration payable to Glencore pursuant to the omnibus agreement; the speculative nature of mineral exploration and development, including the risk of obtaining or retaining necessary licenses and permits; challenges to, or difficulty in maintaining, the Company’s title to properties and continued ownership thereof; diminishing quantities or grades of mineral reserves as properties are mined; global financial conditions; the Company’s ability to complete and successfully integrate acquisitions, and to mitigate other business combination risks; the actual results of current exploration activities, conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors; increased competition in the mining industry for properties, equipment, qualified personnel, and their costs; having sufficient cash to pay obligations as they come due; the duration and effects of the coronavirus and COVID-19 variants, and any other epidemics or pandemics on our operations and workforce, and their effects on global economies and society. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described, or intended. Investors are cautioned against attributing undue certainty or reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand Management’s current views of our near- and longer-term prospects and may not be appropriate for other purposes. The Company does not intend, and does not assume any obligation, to update or revise forward-looking statements or information to reflect changes in assumptions or in circumstances or any other events affecting such statements or information, other than as required by applicable law.

Additional Information

Additional information relating to the Company is on SEDAR+ at www.sedarplus.ca.

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